November 15, 2018

Scott Kriss
Chief Accounting Officer
OFFICE DEPOT INC
6600 North Military Trail
Boca Raton, Florida 33496

       Re: OFFICE DEPOT INC
           Form 10-K for the Fiscal Year Ended December 30, 2017
           Filed February 28, 2018
           Form 8-K Filed August 7, 2018
           File No. 001-10948

Dear Mr. Kriss:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    David Bleisch